SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

BANKUNITED FINANCIAL CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

06652B103
(CUSIP Number)

Emanuel J. Adler, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 212-885-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

May 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06652B103

1	NAMES OF REPORTING PERSONS.

MOSES MARX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		1,684,450
Number of	8	SHARED VOTING POWER
Shares
Beneficially		N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		1,684,450
	10	Shared Dispositive Power

		N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,684,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

4.79%
14	Type of Reporting Person

IN

CUSIP No. 06652B103

1	NAMES OF REPORTING PERSONS.

MOMAR CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland
	7	SOLE VOTING POWER

		1,000,000
Number of	8	SHARED VOTING POWER
Shares
Beneficially		N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		1,000,000
	10	Shared Dispositive Power

		N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

2.84%
14	Type of Reporting Person

CO

CUSIP No. 06652B103

1	NAMES OF REPORTING PERSONS.

UNITED EQUITIES COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
	7	SOLE VOTING POWER

		95,000
Number of	8	SHARED VOTING POWER
Shares
Beneficially		N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		95,000
	10	Shared Dispositive Power

		N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

0.27%
14	Type of Reporting Person

OO

Item 2.	Identity and Background

(a) This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”), of Moses Marx, an individual, Momar Corporation, a Maryland corporation (“Momar”), and United Equities Company, LLC, a New York limited liability company (“United Equities”), with respect to the Class A Common Stock, $.01 par value (“Class A Common Stock”) of BankUnited Financial Corporation, a Florida corporation (the “Company”). Except as amended hereby, there has been no change in the information contained in the Schedule 13D. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, Momar and United Equities (collectively called the "Reporting Persons"), which are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Information regarding the Reporting Persons in response to Item 2 of Schedule 13D has been previously submitted in prior filings of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

According to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008, there were, as of April 30, 2008, 35,170,983 shares of Class A Common Stock of the Company issued and outstanding.

Moses Marx

Moses Marx beneficially owns 1,684,450 shares of Class A Common Stock, comprising 4.79% of the issued and outstanding shares of the Class A Common Stock, including (i) 589,450 shares (1.68%) owned directly by Mr. Marx; (ii) 1,000,000 shares (2.84%) owned of record by Momar, and (iii) 95,000 shares (0.27%) owned of record by United Equities, of which, with respect to the shares described in clause (ii) and (iii), Mr. Marx may be deemed to be a beneficial owner by virtue of his being the only person in a position to determine the investment and voting decisions of Momar and United Equities with respect to such shares.

Mr. Marx has the sole power to vote and dispose of all such shares.

Momar

Momar owns 1,000,000 shares of Class A Common Stock, comprising 2.84% of the issued and outstanding shares of the Class A Common Stock.

Momar has the sole power to vote and dispose of all such shares.

United Equities

United Equities owns 95,000 shares of Class A Common Stock, comprising 0.27% of the issued and outstanding shares of the Class A Common Stock.

United Equities has the sole power to vote and dispose of all such shares.

(c) (i) Since the last filing of this Schedule 13D, Mr. Marx has made the following sales of shares of Class A Common Stock:

Date	Number of Shares Sold	Price Per Share
05/21/2008	19,350	$3.15
05/22/2008	9,660	$3.20
05/23/2008	602	$3.18
05/23/2008	39,738	$3.16
05/23/2008	1,200	$3.30
05/27/2008	57,366	$3.20
05/27/2008	42,634	$3.15
05/28/2008	800	$3.20
05/28/2008	99,200	$3.15

Other than as set forth above, since the last filing of this Schedule 13D, none of the Reporting Persons effected any transactions in the shares of Class A Common Stock.

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by the Reporting Persons.

(e) On May 28, 2008, the Reporting Persons ceased to be the owners of more than five percent of the Class A Common Stock.

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2008

	By:	/s/ Moses Marx
MOSES MARX

MOMAR CORP.

By:	/s/ Moses Marx
Moses Marx, President

UNITED EQUITIES COMPANY, LLC

By:	/s/ Moses Marx
Moses Marx, Manager